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CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940


FOR IMMEDIATE RELEASE

                       Retalix Ltd. Expands its Enterprise
                     And Supply Chain Management Solutions -
                            Announces Acquisition of
                     Integrated Distribution Solutions (IDS)

Ra'anana, Israel, April 1, 2005 - Retalix Ltd. (NASDAQ: RTLX) announced today that it has acquired the assets of Integrated Distribution Solutions, L.L.C.
(IDS), a leading provider of integrated enterprise software solutions for the wholesale grocery, convenience store and food service distribution industries.

Headquartered in Omaha, Nebraska, IDS provides distributors with a complete Enterprise Resource Planning (ERP) solution, integrated with additional modules for Customer Relationship Management, Supplier Relationship Management, Warehouse Management and Labor Optimization, Financial Accounting and Business Analytics. IDS solutions enable distributors in the grocery, convenience store and food service markets to achieve increased productivity, improved customer service and operational cost savings.

Commenting on the acquisition, Barry Shaked, CEO of Retalix, said, "A major part of Retalix's growth strategy has been to expand our offering of enterprise and supply chain management solutions, and our addressable markets. IDS's suite of enterprise solutions for distributors serving the food retail sector is a natural extension of our suite of synchronized solutions, which span the food retail enterprise from warehouse to checkout. We foresee significant synergies from combining the IDS solutions with our supply chain management applications. We believe this combination positions Retalix to become the leading supply chain solution provider for the grocery, convenience store and food service industries. In addition, the acquisition of IDS will allow us to offer a fully integrated ERP solution to our existing customer base, in particular small and medium sized food retailers who are currently underserved by larger enterprise software providers. I am confident that this acquisition will strengthen our position as the fastest growing provider of enterprise-wide software solutions to the global food retail industry."

Victor Hamilton, Chairman and CEO of IDS, commented: "This transaction is a great opportunity for IDS and its customers. Combining with Retalix's leading retail solutions, which are widely deployed in the food and convenience store retail industries, will enable us to establish leadership across the entire value chain of food retailing and distribution. By joining with Retalix, IDS will be able to realize significantly greater opportunities as part of a broader integrated offering addressing the full spectrum of the food retail industry."

In connection with the acquisition, Retalix has formed a separate Supply Chain Solutions Division, to be headed by Victor Hamilton, CEO of IDS, which will focus on the development, marketing, sales and support of Retalix's supply chain management solutions, including the products acquired from IDS and OMI International. "By creating this new division, we will be able to have a dedicated focus on our customers' supply chain management needs, while maintaining our commitment to a synchronized end-to-end solution, leveraging our company's strengths across the food enterprise - from the warehouse, to the headquarters, to the store," said Barry Shaked, CEO of Retalix. "Our vision of synchronizing demand from the supplier to the consumer takes a giant step forward with this acquisition and new organizational focus."

Total consideration for the acquisition is $44.4 million, consisting of $37.4 million in cash and $7.0 million in Retalix shares. Retalix has also agreed to pay up to an additional $5.0 million in Retalix shares contingent upon IDS meeting certain performance criteria over the next two years. In 2004, IDS had revenues of $27.4 million (excluding resale of third party hardware) and was profitable. Retalix expects the transaction to be accretive to earnings in 2005.

Citigroup Global Markets Inc. acted as financial advisor to Retalix. William Blair & Company acted as financial advisor to IDS.


Conference Call
The Company will be holding a conference call to discuss the acquisition on Monday, April 4, 2005, at 11:00 AM Eastern Time (08:00 AM Pacific Time and 18:00 Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked, Retalix CFO Danny Moshaioff, and IDS CEO Victor Hamilton. This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix web site for 90 days.

About Integrated Distribution Solutions (IDS)
Integrated Distribution Solutions ("IDS") is a leading provider of integrated enterprise software solutions for the wholesale grocery, convenience store and food service distribution industries. Headquartered in Omaha, Nebraska, IDS also has offices in Pennsylvania, California, Michigan and Arizona. For more information, please visit IDS's web site at www.ids-world.com, which web site is not part of this release.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. Retalix offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, Retalix markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Retalix's web site at www.retalix.com, which web site is not part of this release.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the integration of Retalix's acquisition of the assets of IDS as well as its other acquisitions, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
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